SO 3/5/03

AB

03012670

SECURITI ... MISSION
...gton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 48986

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 208 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BENSON YORK GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 86th STREET
(No. and Street)

BROOKLYN	NEW YORK	11209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL CALDERA — (718) 759-1711
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUIS STERNBACH & COMPANY, LLP
(Name — *if individual, state last, first, middle name*)

1333 BROADWAY, SUITE 516	NEW YORK	NEW YORK	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, MICHAEL CALDERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENSON YORK GROUP, INC., as of DECEMBER 31, 19~~xx~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

2/25/03

BRETT COHEN
NOTARY PUBLIC, State of New York
No. 24-4701867
Qualified in Kings County
Commission Expires March 30, 19 2003

[signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENSON YORK GROUP, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

BENSON YORK GROUP, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
Benson York Group, Inc.

We have audited the accompanying statement of financial condition of Benson York Group, Inc. as of December 31, 2002, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benson York Group, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

February 18, 2003
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

BENSON YORK GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash in bank and on hand		$ 24,260
Due from broker		164,577
Deposit with clearing organization		52,130
Prepaid expenses		2,336
Securities, at market value		15,301
Total Current Assets		258,604
FIXED ASSETS		
Office furniture, fixtures and equipment	100,273	
Automobiles	5,500	
	105,773	
Less: Accumulated depreciation	84,219	
Total Fixed Assets		21,554
OTHER ASSETS		
Other assets		10,700
		$290,858

See accompanying notes

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable, accrued expenses and taxes		$189,089
Loans payable		13,000
Total Liabilities		202,089
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock		
Authorized 10,000,000 shares, $.01 par value		
Issued and outstanding 4,325,600 shares	$ 43,256	
Capital in excess of par value	2,121,906	
Retained earnings (deficit)	(1,655,892)	
	509,270	
Less: Treasury stock 232,100 shares	420,501	
Total Shareholders' Equity		88,769
		$290,858

BENSON YORK GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

INCOME		
Trading profits (losses)		($ 130,196)
Commission income		2,001,517
Interest income		1,533
Miscellaneous income		65,931
Total Income		1,938,785
EXPENSES		
Officer's salary	$ 59,143	
Office salaries	47,650	
Brokers commissions	1,535,166	
Clearing charges	102,038	
Customer write offs	22,704	
Employee benefits	12,047	
Payroll taxes	13,205	
Interest	2,539	
Rent	24,950	
Telephone and telegraph	6,334	
Office expenses and stationery	16,307	
Arbitration and settlement costs	48,500	
Messenger and delivery	1,164	
Professional fees	32,874	
Advertising	8,984	
Entertainment and promotion	2,167	
Repairs and maintenance	5,558	
Utilities	4,861	
Education and seminars	2,475	
Registration and filing fees	39,138	
Quotes and tickers	29,262	
Website expenses	20,842	
Depreciation and amortization	18,453	
Total Expenses		2,056,361
NET (LOSS) BEFORE TAXES		(117,576)
STATE AND CITY TAXES		371
NET (LOSS)		($ 117,947)

See accompanying notes

BENSON YORK GROUP, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE - JANUARY 1, 2002		$166,717
Add: Proceeds from sale of common stock		175,000
		341,717
Less: Net loss	($117,947)	
Repurchase of common stock	(135,001)	252,948
BALANCE - DECEMBER 31, 2002		$ 88,769

See accompanying notes

BENSON YORK GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($117,947)
Depreciation and amortization	15,607
Net decrease in operating assets and liabilities, detailed below	73,646
Net Cash (Used in) Operating Activities	(28,694)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of common stock	175,000
Repurchase of common stock	(135,001)
Net Cash Provided by Financing Activities	39,999
Net increase in cash	11,305
CASH - JANUARY 1, 2002	12,955
CASH - DECEMBER 31, 2002	$ 24,260
OPERATING ASSETS AND LIABILITIES	
(Increase) decrease - prepaid expenses	$ 7,563
(Increase) decrease - receivable from brokers and dealers	132,722
(Increase) decrease - Securities, at market value	(12,607)
(Increase) decrease - deposit with clearing organization	(49,794)
(Increase) decrease - other assets	(7,400)
Increase (decrease) - accounts payable, accrued expenses and taxes	96,186
Increase (decrease) - due to broker	(71,024)
Increase (decrease) - loans payable	(22,000)
DECREASE IN OPERATING ASSETS AND LIABILITIES	$ 73,646

See accompanying notes

BENSON YORK GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE - JANUARY 1, 2002	$ -0-
BALANCE - DECEMBER 31, 2002	$ -0-

See accompanying notes

BENSON YORK GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Security transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Securities are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight-line method over the estimated useful life of the assets.

Maintenance and repair costs are changed to operations as incurred; renewals and betterments are charged to the appropriate asset account.

On retirement or sale of property, the respective property accounts are reduced by the cost of the property retired or sold, accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has no other commitments or contingent liabilities, nor any off-balance sheet risk.

Counsel for the Company advised that there is no litigation of a material nature pending against the Company.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, receivables and securities approximated their respective fair values.

BENSON YORK GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain net capital, as defined of 6 2/3% of aggregate indebtedness, or $5,000, whichever is greater. At December 31, 2002 the Company had a net capital of $50,402 which exceeded the requirements by $36,929.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BENSON YORK GROUP, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2002

TOTAL SHAREHOLDERS' EQUITY		$ 88,769
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$ 88,769
DEDUCTIONS OR CHARGES		
Non-allowable assets		
Net book value of fixed assets	$ 21,554	
Other assets	13,036	
Total Non-Allowable Assets		34,590
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		54,179
HAIRCUTS		
Securities	2,295	
Undue concentration	1,482	3,777
NET CAPITAL		$ 50,402

SCHEDULE I

BENSON YORK GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2002

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable, accrued expenses and taxes	$189,089
Loans payable	13,000
TOTAL AGGREGATE INDEBTEDNESS	$202,089
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	400.95%

SCHEDULE I

BENSON YORK GROUP, INC.

RECONCILIATION OF AUDITED NET CAPITAL WITH UNAUDITED NET CAPITAL

AS OF DECEMBER31, 2002

NET CAPITAL PER UNAUDITED FORM X-17A-5		$54,463
Additional expenses per audit	$ 4,002	
Increase in undue concentration	60	4,062
NET CAPITAL PER AUDITED FORM X-17A-5		$50,401

BENSON YORK GROUP, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2002

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$13,473
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 5,000
NET CAPITAL REQUIREMENT	$13,473
EXCESS NET CAPITAL (Net capital less net capital requirement)	$36,929
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$30,193

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Benson York Group, Inc.

We have audited the financial statements of Benson York Group, Inc. as of and for the year ended December 31, 2002 and have issued our report thereon dated February 18, 2003. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and the practice and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our audit would be disclosed. Under auditing standards generally accepted in the United States of America and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the executing and recording of transactions or with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph above would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Louis Sternbach + Company, LLP

Certified Public Accountants

February 18,2003
New York, New York